Citigroup Managed Futures LLC
731 Lexington Avenue
25th Floor
New York, New York 10022
August 13, 2008
Mail Stop 4561
VIA EDGAR AND FEDEX
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
     Attn: Karen J. Garnett
              Assistant Director
Re:	Citigroup Abingdon Futures Fund L.P. Form 10 — Response to SEC Comments File No. 000-53210
Ladies and Gentlemen:
          On behalf of Citigroup Abingdon Futures Fund L.P. (the “Partnership”), I am writing this letter in my capacity as an officer of Citigroup Managed Futures LLC, the general partner of the Partnership (the “General Partner”). This letter responds to the Securities and Exchange Commission (the “Commission”) Staff’s comment letter dated June 2, 2008 (the “Letter”) to the Partnership’s Registration Statement on Form 10 that was filed with the Commission on April 30, 2008, as amended by Amendment No. 1 filed with the Commission on May 21, 2008 (the “Registration Statement”). The following response is numbered to correspond to the numbering of the Letter. For your convenience, the Staff’s comments are indicated in italics, followed by the response of the “General Partner.”
1.	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Partnership acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filing.

Citigroup Abingdon Futures Fund L.P.

The Partnership is aware that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.
The Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
* * * *
Please feel free to call the undersigned at (212) 559-5046 with any questions.
Very truly yours,

/s/  Jennifer Magro

Jennifer Magro
Chief Financial Officer
cc:	Rita M. Molesworth
Gabriel Acri Lisa Eskenazi